Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Expects to Report Record First Quarter Revenue of
Approximately $11.5 Million; Received Purchase Orders for Six Mazor X Systems

CAESAREA, Israel – April 5, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, announced today that driven by the strength in Mazor X system sales and increased procedure volume, the Company expects to report record first quarter revenue of approximately $11.5 million. During the first quarter the Company received purchase orders for six Mazor X systems in the U.S., including two trade-in orders from customers who had previously purchased Renaissance systems.  In addition, it received a purchase order for a Renaissance brain module upgrade in the international market.  In the year-ago first quarter, the Company reported revenue of $6.4 million and received purchase orders for five Renaissance systems.

"The launch of the Mazor X and the rollout of this advanced surgical platform is progressing as planned and to our satisfaction. The first quarter's results bring the total number of Mazor X systems orders since we began its sale in the second half of 2016 to 40 systems. Additionally, systems have been installed at numerous key sites across the U.S. and have been used clinically in dozens of patient procedures in 2017," commented Ori Hadomi, Chief Executive Officer.  "Our commercial partnership is yielding increased penetration into the U.S. market which leads us to be increasingly optimistic about our growth opportunities in 2017."

Mazor ended the first quarter with a backlog of 14 Mazor X systems and the Company expects to deliver these systems in 2017.  The Company ended 2016 with a total order backlog of 21 Mazor X systems. The Company will report its financial results for the first quarter ended March 31, 2017 in May and will issue a press release with the date, time, dial-in credentials and webcast details.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company's expectations and growth opportunities for 2017, the expected revenue for the first quarter of 2017, the amount of and timing of recording of additional revenue from backlog, and other statements containing the words "believes," "anticipates," "plans," "expects," "will" and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor's annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646-445-4800